Tallahassee Uranium Project Scoping Study

Winnipeg, Manitoba, Canada, May 6, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, announces that Global Uranium and Enrichment Limited ("GUE"), in which Snow Lake holds a strategic 19.9% interest, has announced the completion of a positive scoping study (the "Study") for the development of the Hansen Deposit ("Hansen") at GUE's Tallahassee Uranium Project ("Tallahassee") in Colorado, U.S.

Highlights

  Tallahassee consists of five major targets, and the Study specifically targets Hansen
  Hansen is the largest and highest-grade deposit within the Tallahassee Creek Uranium District of Central Colorado
  Hansen contains a significant JORC 2021 mineral resource1
  The purpose of the Study is to technically de-risk Hansen and to demonstrate a pathway to developing the most cost effective, technically efficient, and most permittable and environmentally sustainable mining method
  GUE holds a 51% interest in the mineral holdings at Hansen
  Full details of the Study can be found in GUE's ASX Announcement of May 6, 20252

CEO Remarks

"As the cornerstone shareholder of Global Uranium and Enrichment Limited (GUE), we are extremely pleased that GUE has completed what is, in our view, a highly encouraging scoping study on the Hansen Deposit at Tallahassee" said Frank Wheatley, CEO of Snow Lake. "We believe the completion of this study is particularly timely given the U.S. Administration's policies regarding accelerating U.S. critical mineral production, and in particular uranium.

These policy developments provide strong tailwinds for GUE to continue advancing the Hansen Deposit, as well as the broader Tallahassee uranium project, through the next phases of development."

1 wcsecure.weblink.com.au/pdf/GUE/02943663.pdf

2 wcsecure.weblink.com.au/pdf/GUE/02943663.pdf

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of critical mineral and clean energy projects.  The Pine Ridge Uranium project is an exploration stage project located in Wyoming, United States, and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy